Mail Stop 3561

May 3, 2010

Mr. Clifford L. Neuman
President
Global Casinos Inc.
1507 Pine Street
Boulder, Colorado 80302

> **Re:** **Global Casinos Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 0-15415**

Dear Mr. Neuman:

We have reviewed your response letter dated April 22, 2010 in response to our letter dated March 22, 2010, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 1. Organization and Summary of Significant Accounting Policies,

Goodwill

1. We note your response to our prior comments 3 and 4. In light of the fact that cash flows from Doc Holliday as of June 30, 2009 were not sufficient to fund its operations and necessary capital improvements, the sustained unfavorable economic environment that existed throughout 2009 and continued into 2010 and its dramatic impact on the gaming industry, the negative operating results experienced by the Company through December 31, 2009, the most recent interim period reported, the percentage by which the Doc Holiday's reporting unit exceeded its carrying value appears somewhat high. In light of this factor, please expand your future disclosure and supplementally provide us with your calculations and assumptions that support the fair value of the Doc Holiday casino reporting unit being 61% greater than its carrying value at the date of your most

recent goodwill impairment analysis in June 2009. As part of your response, please provide the following information:

- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
- A comparison between actual results and projections included in your analysis.

We may have further comment upon reviewing your response.

2. Furthermore, we note that you do not believe that market capitalization is an accurate reflection of value since the public trading market has been sporadic and volatile. Even though we generally would not disagree with your statement, given the extended period of time that the trading prices of your common stock have been depressed, and in combination with all other unfavorable economic factors impacting the gaming industry and the company in particular, we believe that the stock value provides additional evidence that the company's value may have declined since the date of its most recent goodwill impairment analysis. Considering all the aforementioned unfavorable factors, as well as the fact that the company's current market capitalization of approximately $1.5 million (as indicated by the recent trading prices of the Company's common shares of $.25 per share), is less than half of stockholder's equity, we believe that an interim goodwill impairment analysis pursuant to ASC Topic 350-20-35-30 should be performed since it appears that there has been an adverse change in the business climate. Please perform an impairment analysis and provide us with the results. This impairment analysis should be accompanied by narrative disclosures explaining the significant assumptions used in preparing the impairment analysis along with management's basis or rationale for the assumptions used. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Todd Huss, CFO
        (303) 449-1045